Exhibit 99.1

Manulife Financial Corporation

Notice of Meeting and Record Date

Pursuant to National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer, please be advised as follows:

Name of Reporting Issuer	Manulife Financial Corporation
Meeting Date	May 14, 2026
Record Date for Notice	March 16, 2026
Record Date for Voting	March 16, 2026
Beneficial Ownership Determination Date	March 16, 2026
Securities Entitled to Notice	Common Shares
Securities Entitled to Vote	Common Shares
ISIN/CUSIP Number	CA56501R1064 / 56501R106
Meeting Type	Annual
Notice-and-Access for registered holders	Yes
Notice-and-Access for beneficial owners	Yes
Direct sending of proxy-related materials to NOBOs by issuer	No
Issuer to pay for sending proxy-related materials to OBOs by proximate intermediary	Yes

/s/ Antonella Deo

Antonella Deo

Deputy General Counsel, Governance, Investments, Transactions and Corporate Secretary

February 11, 2026

200 Bloor Street East, Toronto, Ontario, Canada M4W 1E5 Tel: 416-926-3000	www.manulife.com